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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               -----------------
                               (Amendment No. 2)

                         Ground Round Restaurants, Inc.
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                                (Name of Issuer)

Common Stock, par value $.16-2/3                      460200-10-8
          per share
--------------------------------            --------------------------------
 (Title of class of securities)                      (CUSIP number)

                              Christian R. Guntner
                           44 Front Street, Suite 770
                               Worcester MA 01608
                                 (508)752-1454
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(Name, address and telephone number of person authorized to receive notices and communications)

                                October 17, 1997
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            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

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                                      13D

CUSIP No. 460200-10-8                                      Page 3 of 9
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1  NAME OF REPORTING PERSON:
        David T. DiPasquale

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)/x/
                                                                         (b)/ /
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3  SEC USE ONLY

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4  SOURCE OF FUNDS:

        Not Applicable
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e):                                                            / /
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6  CITIZENSHIP OR PLACE OF ORGANIZATION:

        U.S.A.
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                7  SOLE VOTING POWER:

 NUMBER OF                 0
  SHARES
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER:
 OWNED BY
                           0
               -----------------------------------------------------------------
   EACH         9  SOLE DISPOSITIVE POWER:
 REPORTING
                           0
               -----------------------------------------------------------------
  PERSON       10  SHARED DISPOSITIVE POWER:
   WITH                    0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

        0
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    / /

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        0%
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14 TYPE OF REPORTING PERSON:

        IN
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                                      13D

CUSIP No. 460200-10-8                                      Page 2 of 9

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1  NAME OF REPORTING PERSON:
        Christian R. Guntner

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)/x/
                                                                         (b)/ /
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3  SEC USE ONLY

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4  SOURCE OF FUNDS:

        Not Applicable
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e):                                                            / /
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6  CITIZENSHIP OR PLACE OF ORGANIZATION:

        U.S.A.
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                7  SOLE VOTING POWER:

 NUMBER OF              0
  SHARES
               -----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER:
 OWNED BY
                        0
               -----------------------------------------------------------------
   EACH         9  SOLE DISPOSITIVE POWER:
 REPORTING
                        0
               -----------------------------------------------------------------
  PERSON       10  SHARED DISPOSITIVE POWER:
   WITH                 0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

        0
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:    / /

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       0%
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14 TYPE OF REPORTING PERSON:

        IN
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        This Statement amends the Statement on Schedule 13D filed with the
Securities and Exchange Commission (the "Commission") by Christian R. Guntner ("Guntner") and David T. DiPasquale ("DiPasquale"). Guntner and DiPasquale are hereinafter collectively referred to as the "Beneficial Owners", with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the previous filing of the
Schedule 13D.

Item 4. Purpose of Transaction.

        In response to a tender offer ("Tender Offer") from GRR Merger Corp., ("Purchaser"), a wholly-owned subsidiary of GRR Holdings, LLC, companies formed by Boston Ventures Management, Inc. to purchase all outstanding shares of common stock of Ground Round Restaurants, Inc. for a price of $1.65 net cash per share ("Offer Price"), on October 17, 1997, Beneficial Owners tendered 1,902,000 and 1,200,000 shares of the Common Stock, being all of the Shares of Common Stock beneficially held by them, to Purchaser which were purchased by Purchaser for the Offer Price.

Item 5. Interest in Securities of the Issuer.

        The information set forth in response to Item 4 and Item 6 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Reference is made to the Stock Purchase Agreement, dated July 9, 1997, among JUSI Holdings, Inc. ("JUSI"), US Industries, Inc. ("USI") and Messrs. Guntner and DiPasquale (the "Stock Purchase Agreement") filed as Exhibit 2 to the Schedule 13D. Pursuant to the terms of the Stock Purchase Agreement, Messrs. Guntner and DiPasquale are obligated to pay to JUSI the balance of the purchase price for their Shares in an amount equal to 50% of the "Profit" (as defined in the Stock Purchase Agreement) resulting from the sale of their Shares to Purchaser in the Tender Offer.

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                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 1997

                                                By: /s/ Christian R. Guntner
                                                   ---------------------------
                                                    Christian R. Guntner



                                                By:  /s/ David T. DiPasquale
                                                   ---------------------------
                                                     David T. DiPasquale